OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Overland ATS, LLC

3600 NW 43nd Street, Suite C-1
Gainesville, FL 32606

http://www.overlandats.com



1000 units of Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000* shares of Membership Units ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 shares of Membership Units ($10,000)

Company	Overland ATS, LLC
Corporate Address	3600 NW 43rd ST. Suite C-1, Gainesville FL, 32606
Description of Business	Designing and Marketing the Overland Skyway - A new, inter-modal system of travel that utilizes high-speed autonomous vehicles and integrates seamlessly with existing road infrastructure.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$10/Unit
Minimum Investment Amount (per investor)	$250.00 USD

Perks*

250USD+ Swag bag with Overland ATS T-shirt and small Scale model, as well as a copy of our new white paper!

1,000USD+ Invited to Annual Presentation and Board Meeting at the Overland Test Facility

5,000USD+ Invited to Annual Event which will consist of Investors, Founders and Transportation Experts from every field.

10,000USD+ All Previous Perks and will receive confidential progress reports that will not be available to the public.

50,000USD+ All Previous Perks and will be invited to be a Technical Advisor

75,000USD+ All Previous Perks and will be invited as a member to the Executive Board of Directors.

100,000USD+ All Previous Perks and will be given the option to invest in additional finding rounds at a fixed rate.

*All perks occur after offering is completed

<u>The 10% Bonus for StartEngine Shareholders</u>

Overland ATS, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Membership Units at $10 / unit, you will receive 1 bonus unit, meaning you'll own 11 shares for $100. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Overland ATS LLC, plans to design, sell and supervise the construction of proprietary transportation infrastructure for the investment and ownership of private infrastructure investors. That infrastructure should specifically be an inter-modal/dual-mode, autonomous, elevated, electrically powered, high speed, high volume, and high-efficiency transportation system. Overland plans to market and sell its autonomous vehicle solution to ride sharing, leasing, private companies and individuals.

Sales, & Customer Base

Overland plans to act as a General Contractor, supplying the engineered drawings and capabilities for public or private capital to take advantage of an implement in the real world. The customer base is all who have/will/wish to own a car with inter-modal capabilities, as well as large corporate and federal entities.

Liabilities

Overland ATS has little to no liabilities, the company is wholly financed on cash and has zero debt. The only recurring payment is for patent upkeep.

Financial Management Philosophy

Overland Management does not subscribe to the current popular philosophy that money may be spent extravagantly if it appears to be buying the future market share. Overland plans to spend its capital on sound principles. The expenditure of capital will be heavily planned and controlled to better secure your investment.

Terms

Overland hopes to do future fundraising rounds that will eventually lead to a total of $10 million dollars in funds raised.

Development Stage of the Overland System

Overland is currently a conceptual Infrastructure, however, the money raised on this platform will go towards making it a reality, the Overland ATS is already protected by 9 patents and has 2 more pending on the overall structure. Overland ATS, LLC expects to move from Gainesville Florida to South central Florida in order to build a full-scale Overland ATS prototype/ proof of concept in early to late 2019. Overland then plans to pitch and sell the Overland ATS infrastructure to Corporate and Government entities for private and public use. Coming off of this fundraising round, Overland ATS will hire transportation, civil and mechanical engineers to begin to work out the more technically challenging aspects of the infrastructure, from there we will purchase 100+ acres in Sout Central Florida and begin construction on the Proof of concept test track.

Competition

Industry competitors are Hyperloop Spin-offs, Arrivo, and some other high-speed train concepts, however, none of those competitors have patented dual-mode/inter-modal systems, making Overland far more advantageous for the everyday rider. Other competitors are vehicle manufacturers and high-speed rail companies.

Overland is competing for investment funds with super-hyped transportation technology consisting of battery-powered electric cars, autonomous vehicles, and Hyperloop. All of these are very familiar to Overland ATS, but the general public only sees an occasional mention on television or in magazines.

This is a summary of Overland's own observation of some issues we think could be problems for these competitors in the future.

ELECTRIC VEHICLES

Electric powered vehicles have not been anywhere near as successful as the EPA expected. Overland believes that in part this is because electric powered vehicles present no advantages over gasoline-powered vehicles. Consumers are all too familiar with charging telephone batteries and running out of charge during significant conversations. EV batteries are expensive, require lengthy charging and lose their charge rapidly. Charging is an issue for any trip that is anything more than local. Overnight charging is not available to multi-family residents who have no personal garage for charging. Public non-subsidized charging stations when available must charge 75¢/KWH and more. This is more than twice the equivalent cost of gasoline. Charging stations still cannot be profitable at that price. Electric vehicles, in their present form, are simply not sustainable. Overland dual-mode electric vehicles provide overwhelming advantages to motivate the use of its electric vehicles.

AUTONOMOUS VEHICLES

The success of autonomous vehicles is grounded in the claim they will prevent traffic congestion and reduce accidents. Completely autonomous vehicles, currently not available, will have to fight traffic congestion along with manually operated vehicles. Widespread use and fully operational vehicles are not expected for another 50 years. Even then, despite the hype, autonomous vehicles will still sit at traffic signals, stop signs and wait for pedestrians. Autonomous vehicles are likely to reduce accidents, but there is no indication they will ever be safe from malicious cyber-attacks.

Most significantly autonomous vehicles have no intrinsic ability to travel faster than today's traffic. Mixed in with a majority of manual vehicles they will be limited to existing traffic flow and traffic congestion. Autonomous vehicles will face the same limitations as manual vehicles in cities and on today's highway infrastructure. Autonomous vehicles cannot safely travel 150 MPH, maintain a constant speed, avoid having to stop, avoid pedestrians, pets, wild animals, intersections, flash flooding, snow, ice, hydroplaning, skidding, high jacking, and other issues while on a highway. Autonomous vehicles will be found most useful for providing first and last mile access to Overland Access Ramps. Overland vehicles will escape from traffic congestion and gridlock by traveling above the crowd.

HYPERLOOP

Hyperloop has generated an enormous amount of publicity even though it is still a pre-revenue concept. Hyperloop is pushing the technology envelope. Overland believes Hyperloop has several obstacles that are difficult to ignore.

Hyperloop can only load 60 vehicles per hour at best through the double airlock system recently demonstrated. At 50 persons per pod, this is 3,000 passengers per hour at maximum capacity. This is nowhere near enough to support operating expenses and reimburse the capital cost. By contrast, the Overland infrastructure can carry up to 26,800 individual private vehicles and many more passengers per hour.

The Hyperloop system requires 24 hours per day vacuum pumping to maintain the low pressure irrespective of traffic. If there is an onboard medical emergency there is no way to get the affected passenger out of the tunnel until it reaches the other end. If an airlock is opened or the tunnel is punctured air will rush in and quickly every pod in the tube will stop with no way to get them out.

Hyperloop wants to haul freight. However, any single freight truck or shipping container must be unloaded and manually loaded into multiple pods on each end of the tunnel. This is a lengthy delay and significant additional cost. Freight also must displace passenger traffic.

Each Hyperloop tunnel begins at one place and can only end at one place. If the 3,000 maximum capacity is maintained for 10 hours per day the entire year there will be 11 million passengers traveling in each direction, or a total of 22 million passengers per year. By way of comparison, Orlando International Airport, the busiest in Florida, and 9th busiest in the U.S. handles about 45 million arrivals and departures per year. These passengers are traveling to and from hundreds of cities throughout the world and not just 2 cities.

The conclusion is that even if Hyperloop could increase maximum capacity there is not enough travel demand between any two cities. Traveling in a Hyperloop pod may feel like riding in the drum of a front loading washing machine. Some travelers may be disgusted by the thought of breathing recycled air that has just been in someone else's lungs and could contain contagious disease-carrying organisms. The fact is no surface vehicle has ever traveled 700 MPH before unless a rocket motor was attached to the back of it.

The team

Officers and directors

Waldemar (Wally) Kissel	CEO, Founder & President
Connor James Kapoor	Director of Marketing, Modernization, Media Relations & Operations

Waldemar (Wally) Kissel
Waldemar F. Kissel, Jr. is the founder of Overland ATS, has BSME degree from the University of Notre Dame, MBA Harvard Business School. Has 23 patents issued and several pending. Focus now is entirely on Overland ATS. Waldemar Kissel has worked in automotive, defense industry, modular housing and operated land development, general contracting, commercial development, television provider, telephone operator and internet service provider, also active in assorted investments. Developments include several luxury student apartment complexes. Wally has been the CEO and President of Cameo Development and WFK associates for 10+ Years. (March 2005 - April 2018) Waldemar Kissel applied his innovation skills in designing, developing, and marketing products that consumers wanted and were successful. Wally Founded Overland ATS in January 2012. He is the CEO, Founder and President of Overland ATS (January 2012 - April 2018) He is working on the company Full-Time. (Approx 50 HRS/week)

Connor James Kapoor
Connor James Kapoor (MMMRO) is a college student and entrepreneur that is assisting Mr. Kissel in the design, marketing and launch of the Overland ATS Crowdfunding campaign and is also the Director of Modernization, Marketing and Media Relations for Overland ATS. Connor has been the CEO of Guardian Health Technologies, LLC (August 2017 - April 2018) and CloverFresh LLC (February 2015 - August 2017) within the Last 3 years, Both of which have helped him develop acute business skills at an early age. Connor Started part-time at Overland ATS in November of 2017 as the Director of Marketing, Modernization, Media Relations and Operations. (November 2017 - April 2018) (Approx. 20 HRS/week) HIs primary jobs include Marketing and Operations.

Number of Employees: 5

Related party transactions

Overland ATS has not completed any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our business projections and sales forecasts are only estimates and are not based on any historical evidence.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will make money if there is sufficient demand for the product, people think it's a better option than the competition and Overland ATS has priced the services at a level that allows the company to make a profit and still attract business.
- **Any valuation at this stage is pure speculation and is based off of perceived value alone.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security or membership unit. Investors invest at their own risk, however, Overland will do its best to make Overland successful. Overland also based its valuation on Patents and Personnel that the company currently holds.
- **We have no financials to review since we are presently at pre-development stage.** Our ability to continue as a going concern beyond the next two years is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and to build out a team of engineers and other professionals to further the idea of Overland ATS, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise some doubt about our ability to continue as a going concern for a reasonable period of time.
- **We may need to raise additional funds in order to see a return on investment.** We estimate that we will require at least $6 million to commence commercial production of the Overland ATS. We believe that we will be able to finance the commercial production of the Overland ATS. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Overland ATS and its' patents and other intellectual property could be unenforceable or ineffective.** One of the company's most valuable assets is its intellectual property. We currently hold 9 issued patents as well as 2 pending patents and number of trademarks, copyrights, Internet domain names, and trade secrets. We have additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the company's current value depends on the strength of these patents. The company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to Automated Transportation Systems.
- **There is no current market for the company's Units.** There is no established public trading market for the resale of Overland ATS Units. The company does not have plans to apply for or otherwise seek trading or quotation of the company's Units on an over-the-counter market at this time. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares of Units as collateral. You should expect to hold onto this investment for a very long time.
- **We are a brand new company with no historical record of sales or development.** It has no history no clients, no revenues. If you are investing in this company, it's because you think the Overland ATS is a good idea, that we will be able to successfully market, manufacture and sell the Overland ATS that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any systems and we plan to market a system that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Competition** Overland ATS faces many competitors such as Hyperloop, Arrivo, and Amtrak, however, none of these systems are intermodal. For Overland ATS to see mass

success, however, they must be adopted into the mass market, and if another transportation system is adopted first, Overland may not be able to compete.

- **This is a new and unproven industry** The overland Ats Dual mode system is a completely new industry that we are introducing into the transportation market. Regardless of any current perceptions of the market, it is possible that our product will not gain significant or sufficient acceptance with any group of customers.

- **Our new products could fail to achieve the sales traction we expect.** Our growth projections are based on an assumption that we will be able to successfully launch a new product and that it will be able to rapidly gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Your investment could be illiquid for a long period of time.** You should be prepared to hold this investment for up to several years. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. If you decide to sell these securities in the future, you may not be able to find a buyer. The company's plan is to be a sole source provider in a potentially substantial market. However, that may never happen or it may happen at a price which results in your investment losing value. We do not expect to issue dividends to investors, even if we are in a position to do so. Instead, we intend to reinvest profits back into the Compay in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful and continuing product introduction. There is no intention whatsoever to merge or partner Overland ATS into a larger corporate entity.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- WFK Associates, LLC, 100.0% ownership, Membership Units
- WFK Holdings, LLC, 50.0% ownership, Membership Interests of WFK Associates, LLC
- MMK Holdings, LLC, 25.0% ownership, Membership Interests of WFK Associates, LLC
- Melva Kissel Revocable Trust, 25.0% ownership, Membership Interests of WFK Associates, LLC
- Waldemar F. Kissel JR., 100.0% ownership, Membership Interests of WFK Holding , LLC
- Melva M. Kissel, 100.0% ownership, Membership Interests of MMK Holdings, LLC
- Melva M. Kissel, 100.0% ownership, Melva Kissel Revocable Trust

Classes of securities

- Membership Units: 1,000,000

  Voting Rights *(of this security)*

  The holders of units of the Company's voting Membership Units, $1 par value per unit ("Membership Units"), are entitled to one vote for each unit held of record on all matters submitted to a vote of the unitholders.

  Distribution Rights, holders of membership units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unitholders. The payment of dividends on the Membership units will be a business decision to be made by the Board from time to time-based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common membership units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that unitholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Membership Units are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights, preferences, and privileges of the holders of the company's Membership Units are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of membership unit that we may designate in the future.

Issuance of K-1s

Overland ATS will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

This section is intended as a summary. Please see the Operating Agreement attached as an Exhibit to the Offering Document for a complete set of Rights and Preferences.

What it means to be a Minority Holder

As a minority holder of Membership Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional membership units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a security offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising membership unit options, or by conversion of certain instruments (e.g., convertible notes, preferred membership units or warrants) into membership units.

If we decide to issue more membership units, an Investor could experience value dilution, with each membership unit being worth less than before, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

See non dilution clause in the operating agreement for Overland ATS, LLC

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-20.

Financial Condition

Results of Operation

 We have not yet generated any consulting revenues and do not anticipate doing so until after we have completed the current first round of funding.

Skyway = cost per mile = $5,000,000 direct construction cost – (excludes right of way, site engineering and design)

Toll is 1¢/mile per foot of vehicle length.

Toll is 15¢/mile for standard length 15-ft. personal vehicle.

Toll is 60¢/mile for a 60-ft.-long mass passenger transport.

Toll is 60¢/mile for a 60-ft.-long heavy freight transport.

Maximum possible toll revenue per mile at full capacity for 10 hours per day for 365 days per year = 5,280 ft. x 0.5 x $.01 x 150 mph x 10 hrs. = $39,600/day

For a full year, $39,600/day x 365 days/year = $14,454,000

$14,454,000 maximum revenue for 10 hours per day per year is based on toll assumption of 1 cent per mile per vehicle length.

Revenue assumptions for pro formas:

10,000 standard vehicles/day/mile x 15¢ average/mile x 365 days/year = $547,500

700 mass passenger transports vehicles/day/mile x 60¢ average/mile x 365 days/year = $153,300

600 heavy freight transports vehicles/day/mile x 60¢ average/mile x 365 days/year = $131,400 Total annual skyway tolls collected/mile = $832,200

Average annual return per mile per year = 832,200/5,000,000 = 16.6%

Average vehicle cost for pro formas:

Autonomous private vehicles: $50,000 each

Mass passenger transports: $350,000 each

Heavy freight transports: $300,000 each

Out of Pocket Costs for operating an Electric Dual Mode Overland vehicle on the skyway

Toll: $0.15/mile

Electricity: $0.05/mile

Insurance: $0.03/mile

Command & Control: $0.03/mile

Total Operating Cost is $0.26/mile, Allowing these numbers to be correct, Uber or Lyft could provide Ride-Sharing services for $0.50 a mile.

Financial Milestones

Overland ATS, LLC is a new startup. Past expenses have been absorbed by WFK Associates,

LLC. WFK & Associates LLC has exchanged its patents, technology, and accumulated expenses for 1,000,000 membership units in Overland ATS, LLC. There are currently two million total membership units authorized for issuance in the LLC. Sometime in the future, the company plans to issue additional units for key management personnel. This is equity participation to reward long-term achievements and to retain management. WFK & Associates and any related persons will not be allowed to participate.

Once the initial 2,000,000 Membership Units have been issued, and excluding the future issuance of units for key management personnel, our plan at that point is to cease offering equity ownership, in order to limit dilution, and capitalize the business through other means. However, this plan may change in the future due to unforeseen circumstances and capital requirements. At that point, our goal would be for outside investors to only have an opportunity to invest in Overland ATS by purchasing existing Membership Units.

You will be a minority membership unitholder, and our plan for the foreseeable future is for WFK & Associates to maintain control. We currently do not plan on Overland ATS LLC being acquired by another corporation.

To really learn all there is to know about Overland ATS would require several weeks of study. In this presentation, we can only address what we think you want to know. Ask questions, because we always enjoy an opportunity to brag about our system.

Our current plan is that when Overland ATS LLC becomes profitable (if ever) the LLC election will be converted to a C Corp.

Overland ATS LLC estimates that it needs approximately $10,000,000 dollars to complete a proof-of-concept demonstration facility, including some cushion. We believe that the facility will be be able to stay within this projected budget.

Overland ATS LLC is restricted by Crowd Funding regulations to raising an Offering Maximum than $1,070,000 in this round. Afterward, Overland ATS LLC plans to initiate a subsequent Reg A+ offer to raise attempt to raise an additional $8,930,000 to bring total funding to approximately $10,000,000.

We believe that the initial $1,070,000 will enable Overland to develop an accurate skyway construction cost and begin consulting engineering to establish a cash flow. We believe that the additional $8,930,000 will enable Overland ATS LLC to purchase and construct a proof-of-concept facility.

Our plan is for the land and facility to be owned by a second corporate entity wholly owned and funded by Overland ATS LLC. This second corporate entity may authorize and issue additional shares to management and outside third-party investors.

We believe that the entities that invest in and own the actual individual physical Overland Skyway Infrastructure Installations will usually be global investors, and that they would likely want to be passive investors. Our initial plan is to sell these systems to them and take no ownership, at early on. This may be subject to change upon adoption of the technology.

Our plan is for Overland ATS LLC to own all the technology, the plans, the rights, specifications, and bill of materials. Overland ATS LLC plans to form a general contracting entity to enter into a construction contract and to hire bonded contractors to provide steel fabrication, concrete structures, electronic components, and complete erection of the skyway.

A general contractor typically quotes a cost-plus-price and a fixed overhead and profit fee. If it is 5% and 5%, it means if total cost and contingency of a small system is $220 million, then the contract will be $244,444,000 with $12.2 million profit and $12.2 million overhead paid to Overland ATS.

We also plan to have a command-and-control entity that will operate the infrastructure; handle all the software, do all the billing, collection and distribution of toll revenue to the owner. Command and control may charge 3¢/vehicle mile to the vehicle owner.

We believe our expertise will allow Overland to provide electricity and insurance more economically than individual infrastructure owners. Each of these products are typically distinctive businesses requiring specialized expertise. Overland plans to create separate entities to provide electricity and vehicle insurance for all skyway networks.

Finally, there is the matter of vehicles. At least initially, Overland ATS LLC plans to have standard chassis platforms designed with a variety of basic SUV bodies. Complete plans and component sourcing specified with negotiated prices. Overland plans to contract with manufacturers to build Overland's plans. Overland's plan is to contract with ride-sharing companies such as Uber and Lyft to purchase these vehicles. Overland intends to charge a royalty or marketing commissions as middlemen. Later on, we plan for vehicles will to be sold for leases and ownership.

We intend to create agreements between Overland ATS LLC and each additional entity which generates some form of revenue for Overland ATS LLC.

PROOF OF CONCEPT – TWO-YEAR CAPITAL EXPENDITURES & GOALS

Guideway infrastructure structural analysis, design, resource optimization,

A) construction cost optimization, including skyway, support columns and pilings………
……………..$300,000

B) Construct three full-scale sections for load testing…………………………………………………….. $1,250,000

C) Design electric power transmission and power feed to vehicles…………………………………….. $225,000

D) Design system controls and communications…………………………………………………………..$225,000

E) Design –Command and control software, test on small-scale model system……………….
………….$475,000

F) Construct 6-foot-wide, on-grade concrete test track, complete

with rails, control beam, power and communications ……………………………………………………..
…….$1,350,000

G) Modify several conventional vehicles to operate on the test track………………………………

.........$850,000

SUBTOTAL – PROOF OF CONCEPT
....$7,000,000

Corporate operating expenses – Year
1.. $600,000

Corporate operating expenses – Year
2.. . $600,000

Proof of concept – Two-year capital
expenditures.. $1,800,000

TWO-YEAR
TOTAL...$10,000,000

Liquidity and Capital Resources

If the company is successful in this offering, we will seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Minimum Raise Amount Met: Overland ATS would be viable for another 2 years.

Maximum Raise Amount Met: Overland ATS would be viable 10 years.

Indebtedness

Overland ATS has no outstanding debt or liability.

Recent offerings of securities

None

Valuation

$10,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. We also believe that the patents and employees are valuable assets that you will be investing in as well. The valuation was calculated by attributing the cost of filing for the patents, plus the maintenance fees, as well as adding value to the personnel and other assets Overland ATS holds, we then took this value and used a multiplier to find the companies valuation based on future worth.

USE OF PROCEEDS

	Offering Amount	Offering Amount

	Sold	Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses	-	-
StartEngine Fees (6% total fee)	$600	$64200
Net Proceeds	$9400	$1005800
Use of Net Proceeds:	-	-
R & D & Production	$0	$728300
Marketing	$0	$7500
Working Capital	$9400	$80000
Hiring	$0	$190000
Total Use of Net Proceeds	$9400	$1005800

Proceeds will be used to build out an engineering team and a team of professionals. Refer to the chart above for specifics, however, Overland will use the capital raised in order to Develop, Market and eventually license Overland ATS Solutions to private resorts, and state and national governments. Marketing and Research and Design capital allocation will be crucial to the success of Overland ATS. The more we raise, the more we will be able to accomplish. Hiring will go into finding freelance engineers in order to develop and flesh out the Overland ATS System, Marketing capital will be allocated to personnel and ad budgets, and Research and Development capital will be used to support freelance engineers in the more complex components of the design.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://overlandats.com in the Annual Report Section labeled annual repor,. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Overland ATS, LLC

[See attached]



BROCKDORF, MELCHAR, & BOWIE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Bank of American Building
2627 NW 43rd St., Suite 301
Gainesville, FL 32606-7484

352-377-2900 phone
866-720-9369 facsimile
soren@cpa.vg

SOREN G. BROCKDORF
BRIAN L. MELCHAR (RET.)
DONNA S. BOWIE (RET.)

Sunday, May 20, 2018

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Chief Executive manager
Overland ATS, LLC
3600 NW 43rd St STE C1
Gainesville, FL 32606-8127

We have reviewed the accompanying balance sheet of Overland ATS LLC as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Yours truly,

Soren Brockdorf

Soren G. Brockdorf, MBA, CPA/ABV, CFE







Overland ATS

BALANCE SHEET
December 31, 2017

ASSETS

CURRENT ASSETS

Cash	$	2,520.00
Accounts receivables	$	-
Current Portion of notes	$	-
Other	$	-
Inventories	$	-
Prepaid expenses	$	-
TOTAL CURRENT ASSETS	$	2,520.00

PROPERTY AND EQUIPMENT

Property and equipment	$	-
Building	$	-
Accumulated depreciation	$	-
	$	-

OTHER ASSETS

Notes	$	-
Deposits	$	-
TOTAL ASSETS	$	2,520.00

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
Accrued liabilities	$	-
Bank notes	$	-
Current portion of long-term debt	$	-
Income taxes payable	$	-
TOTAL CURRENT LIABILITIES	$	-

LONG TERM LIABILITIES

Deferred income taxes	$	-
Notes Payable	$	-
TOTAL LONG TERM LIABILITIES	$	-
TOTAL LIABILITIES	$	-

STOCKHOLDERS' EQUITY

Member units, $1.00 par value,
2,000,000 shares authorized;

1,000 shares issued and outstanding	$	1,000.00
Paid in Capital	$	1,520.00
Retained earnings	$	-
TOTAL STOCKHOLDERS' EQUITY	$	2,520.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,520.00

See accompanying notes and accountant's review report.

Overland ATS

BALANCE SHEET
December 31, 2016

ASSETS

CURRENT ASSETS

Cash	$	2,520.00
Accounts receivables	$	-
Current Portion of notes	$	-
Other	$	-
Inventories	$	-
Prepaid expenses	$	-
TOTAL CURRENT ASSETS	$	2,520.00

PROPERTY AND EQUIPMENT

Property and equipment	$	-
Building	$	-
Accumulated depreciation	$	-
	$	-

OTHER ASSETS

Notes	$	-
Deposits	$	-
TOTAL ASSETS	$	2,520.00

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
Accrued liabilities	$	-
Bank notes	$	-
Current portion of long-term debt	$	-
Income taxes payable	$	-
TOTAL CURRENT LIABILITIES	$	-

LONG TERM LIABILITIES

Deferred income taxes	$	-
Notes Payable	$	-
TOTAL LONG TERM LIABILITIES	$	-
TOTAL LIABILITIES	$	-

STOCKHOLDERS' EQUITY

Member units, $1.00 par value,
2,000,000 shares authorized;

1000 shares issued and outstanding	$	1,000.00
Paid in Capital	$	1,520.00
Retained earnings	$	-
TOTAL STOCKHOLDERS' EQUITY	$	2,520.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,520.00

See accompanying notes and accountant's review report.

Overland ATS

STATEMENT OF INCOME AND RETAINED EARNINGS
Period Ended December 31, 2017

Sales	$	-
Cost of revenues earned	$	-
GROSS PROFIT	$	-
General and administrative expenses	$	-
Depreciation and amortization	$	-
Other income (expense):		
Interest income	$	-
Interest expense	$	-
Gain on disposition of assets	$	-
INCOME BEFORE INCOME TAXES	$	-
Income taxes		
Current	$	-
Deferred	$	-
NET INCOME	$	-
Beginning retained earnings	$	2,520.00
Dividends	$	-
ENDING RETAINED EARNINGS	$	2,520.00

See accompanying notes and accountant's review report.

Overland ATS

STATEMENT OF INCOME AND RETAINED EARNINGS
Period Ended December 31, 2016

Sales	$	-
Cost of revenues earned	$	-
GROSS PROFIT	$	-
General and administrative expenses	$	-
Depreciation and amortization	$	-
Other income (expense):		
Interest income	$	-
Interest expense	$	-
Gain on disposition of assets	$	-
INCOME BEFORE INCOME TAXES	$	-
Income taxes		
Current	$	-
Deferred	$	-
NET INCOME	$	-
Beginning retained earnings	$	2,520.00
Dividends	$	-
ENDING RETAINED EARNINGS	$	2,520.00

See accompanying notes and accountant's review report.

Overland ATS

STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	-
Adjustments to reconcile net income to net cash provided		
provided by operating activities		
Depreciation	$	-
Deferred income taxes	$	-
Deposits	$	-
(Increase) decrease in:		
Accounts receivable	$	-
Inventories	$	-
Other	$	-
Prepaid expenses	$	-
Increase (decrease) in:		
Accounts payable	$	-
Accrued liabilities	$	-
Income taxes payable	$	-
NET CASH PROVIDED BY OPERATING ACTIVITES	$	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Notes receivable	$	-
Purchases of property and equipment	$	-
NET CASH USED IN INVESTING ACTIVITIES	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
New borrowings		
Long-term	$	-
Short-term	$	-
Debt reduction		
Long-term	$	-
Short-term	$	-
Proceeds (payments) from stockolder	$	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	-
NET INCREASE IN CASH	$	-
CASH AT BEGINNING OF PERIOD	$	2,520.00
CASH AT END OF PERIOD	$	2,520.00
SUPPLEMENTAL DISCLOSURES:		
INTEREST PAID	$	-

See accompanying notes and accountant's review report.

Overland ATS

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	-
Adjustments to reconcile net income to net cash provided		
provided by operating activities		
Depreciation	$	-
Deferred income taxes	$	-
Deposits	$	-
(Increase) decrease in:		
Accounts receivable	$	-
Inventories	$	-
Other	$	-
Prepaid expenses	$	-
Increase (decrease) in:		
Accounts payable	$	-
Accrued liabilities	$	-
Income taxes payable	$	-
NET CASH PROVIDED BY OPERATING ACTIVITES	$	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Notes receivable	$	-
Purchases of property and equipment	$	-
NET CASH USED IN INVESTING ACTIVITIES	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
New borrowings		
Long-term	$	-
Short-term	$	-
Debt reduction		
Long-term	$	-
Short-term	$	-
Proceeds (payments) from stockolder	$	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	-
NET INCREASE IN CASH	$	-
CASH AT BEGINNING OF PERIOD	$	2,520.00
CASH AT END OF PERIOD	$	2,520.00
SUPPLEMENTAL DISCLOSURES:		
INTEREST PAID	$	-

See accompanying notes and accountant's review report.

NOTE 1 - NATURE OF OPERATIONS

OVERLAND ATS was formed on 2/10/2011 ("Inception") in the State of Florida. The financial statements of OVERLAND ATS (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Gainesville, Florida. OVERLAND ATS the company will be designing, engineering, marketing, constructing, and operating intermodal, autonomous, high speed, electric, dual mode transportation infrastructure. This infrastructure relieves urban gridlock and provides high capacity, heavy duty intracity connectivity for human travel and freight movement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from consulting services and sale of ATS systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is not subject to state income taxes.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3-DEBT

NOTE 4 - COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 - MEMBERS' EQUITY

LLC Units

Our authorized capital consists of 2,000,000 membership units. Each membership unit has $l.00 par value. Holders of Membership Units are entitled to one vote per unit held of record on all matters submitted to a vote of all members. Currently all issued membership units are held by WFK & Associates, LLC. These units were issued in exchange for assignment of all current and pending patent rights, copyrights, trademarks, and technology.

NOTE 6 - RELATED PARTY TRANSACTIONS

NOTE 7 - SUBSEQUENT EVENTS

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine What's New Discover Investments Edit My Campaign Launch an ICO NEW Tess B.

Overland ATS, LLC is pending **StartEngine Approval.**

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Investors
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Raised of $10K - $107K goal
Overland
Automated Transportation Sys
Overland ATS, LLC
Overland Automated Trasportation System
Small OPO Gainesville, FL Transportation US Investors Only

Overview Team Terms Updates Comments Share

The Future of Highway Travel

Invest in Overland ATS

We believe that the Overland Automated Transportation System is a novel and universal answer to the problem of the severe traffic congestion that plagues American cities today. The Overland ATS solution uses Integrative Transportation Engineering, which takes into account the technological, environmental, social, cultural, and transportation components within the complete surface transportation landscape.

The plan for the Overland system is to be an elevated skyway onto which various types of vehicles – single-operator, autonomous, manually operated, multi-passenger, and heavy-freight transports – **will accelerate to 150 miles per hour up on a ramp and then merge onto this skyway**, **eventually being able to travel coast to coast.**

It will be comprised of a system of dual-mode transportation that will allow users a variety of options:

- Ride sharing
- Trip rental
- Hourly leasing
- Private vehicle ownership

We believe that The Overland system is the most energy-efficient solution to the problem of urban gridlock in terms of both cost and the use of natural resources. Our goal is to build this system here in the United States and to then implement it globally.

If you want to help realize the future of transportation, while also helping to save the environment and to relieve urban gridlock, then **invest in Overland ATS today!**







MULTI-PASSENGER TRANSPORT

150 MPH

The Offering

Investment

$10/Membership Unit | When you invest you are betting the company's future equity value will exceed $11M.

Overland Plans to utilize your investment to build and engineer a proof of concept test track in South Central Florida. (Near Disney World)

Perks*

- 250USD+ *A Swag Bag with Overland ATS T-Shirt and small-scale superstructure Model*
- *1,000USD+ Invited to Annual Presentation and Board Meeting at the Overland Test Facility*
- *5,000USD+ Invited to Annual Event which will consist of Investors, Founders and Transportation Experts from every field.*
- *10,000USD+ All Previous Perks and will receive confidential progress reports that will not be available to the public.*
- *50,000USD+ All Previous Perks and will be invited to be a Technical Advisor*
- *75,000USD+ All Previous Perks and will be invited as a member to the Executive Board of Directors.*
- *100,000USD+ All Previous Perks and will be given the option to invest in additional funding rounds at a fixed rate.*

**All perks occur after offering is completed.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus



StartEngine Owners' 10% Bonus!

*For details on the bonus, please see the **Offering Summary** below.*

THE FUTURE OF HIGHWAY TRAVEL, TODAY.

What Overland Has Accomplished So Far...



A cargo container truck merging seamlessly onto the Overland Skyway

- Overland has received **multiple patents (9 Granted, 2 Pending).**
- Scaled down **prototype models have proven some components.**
- A faster smart city display is **available for trade shows.**
- **Overland has been published** by online and traditional print technology publications.
- We believe that The Overland System is **the only thoroughly researched and comprehensive transportation solution.**

Market Traction & Previous Successes



- Overland was recently **invited by the Advanced Transportation Research Board (FHWA) to present its technology.**
- Overland is a **fully devised and patented transportation solution.**

Model of the Urban Skyway network in a futuristic city.

Development Stage of the Overland System
Overland is currently a conceptual Infrastructure, however, the money raised on this platform will go towards making it a reality, The Overland ATS is already protected by 9 patents and has 2 more pending on the overall structure. Overland ATS, LLC expects to move from Gainesville Florida to South central Florida in order to build a full-scale Overland ATS prototype/ proof of concept in early to late 2019 and 2020. Overland then plans to pitch and sell the Overland ATS infrastructure to Corporate and Government entities for private and public use. Coming off of this fundraising round, Overland ATS will hire transportation, civil and mechanical engineers to begin to work out the more technically challenging aspects of the infrastructure, from there we will purchase land in South Central Florida and begin construction on the Proof of concept test track. Contemporaneously, Overland consultants will bid on local transportation studies and submit proposed projects to local transportation agencies for approval.   An approved project can be submitted to investors.   Projects paid for with private capital can be easier to obtain approval.

The Road Ahead for Investors



Futuristic city layout with Overland Transportation Infrastructure above.

Electric vehicles, on-demand ride sharing, and autonomous vehicles are partial transportation components. Excessive hype and investor exuberance (in our opinion) has driven equity participation in these ventures into unjustifiable valuations.

Crowdfunding allows an opportunity to invest before venture capitalists have run up valuations. Overland plans to control its cash flow so it lasts two years and enables construction of a complete demonstration facility.

The current capital raise (including subsequent capital raising plans outside outside of this Offering) is for this two year period, beyond that Overland expects to maintain a positive cash flow until it receives development contracts. Look at the Overland technology. Do due diligence, and decide if you really believe in it.

A Closer Look at Overland ATS Technology



APARTMENTS AND RESIDENTIAL SUBDIVISIONS
RETAIL WAREHOUSES OFFICES GAS STATIONS GARAGES



A Streetscape Along a Major Thoroughfare



NON-STRUCTURAL CANOPY
BI-MODAL WHEEL
STEEL RAIL
SENSOR PADDLE
SECURITY RAIL
NOTE: THE WHEEL IS NOT TOUCHING THE CONTACT SURFACE
CONTACT SURFACE
PULSE CHARGING CONTACT AREA
PROPRIETARY FIBER OPTICS
STANDARD FIBER OPTIC CABLE
POTABLE WATER
SANITARY SEWER FORCE MAIN
HIGH VOLTAGE ELECTRIC TRANSMISSION LINES TO FEED PULSE CHARGING
15 FT CLEARANCE
SEC A-A CROSS SECTION OF COLUMN
4x3 PRECAST REINFORCED SUPPORT COLUMN
BASIC OVERLAND SKYWAY

Cross Section of a Overland ATS Piling



Concrete Skyway -
An Alternative To Steel Infrastructure
Preferred Skyway For Interstate Traffic Application
Steel Infrastructure
For Urban Skyway
ILLUSTRATION 1800



Patented Triangular Support Structure

Key Details of Overland ATS



SECURITY RAIL
SENSOR PADDLE
NON-STRUCTURAL CANOPY
BI-MODAL WHEELS
STEEL RAIL
CONTACT SURFACE
PROPRIETARY FIBER OPTICS
POTABLE WATER
4' x 3' PRE-CAST REINFORCED SUPPORT COLUMN
15 FT CLEARANCE
WHEEL NOT TOUCHING CONTACT SURFACE
PULSE CHARGING CONTACT AREA
STANDARD FIBER OPTIC CABLE
SANITARY SEWER FORCE MAIN
HIGH VOLTAGE ELECTRIC TRANSMISSION LINES TO FEED PULSE CHARGING

An Overland Network **needs no stations whatsoever.**

Vehicles can truly travel non-stop indefinitely at full planned speed.

Overland is located throughout an urban area to relieve traffic congestion.

Electric vehicles are charged while operating on the skyway.

It is located on both sides of the National Strategic Highway Network to provide high-speed travel and relieve overcrowded roadways.

There is no need to have range anxiety or to stop for refueling.

Overland is adaptable to most of the likely future technological developments on the horizon.

How is Overland ATS Different?

Overland is a DUAL MODE OPEN System. This means vehicles on the system are free to leave the system.

Dual Mode vehicles use the same propulsion system for operation on the system or on conventional roads. Vehicles can access the Skyway



seamlessly, and **locally originating traffic can accelerate onto and off of the high-speed skyway without the vehicle occupants having to change vehicles.**

One physical transportation embodiment serves all transportation classifications. We believe this provides enormous economic advantages because there is no need to have any additional infrastructures for transit, commuters, heavy freight, airports, sea ports, downtown people movers, personal rapid transit systems, or any other kind of infrastructure.





4-Way intersection, where vehicles will never have to cross the path of another vehicle.

Overland is an intermodal, autonomous, elevated, high-capacity, dual- mode, all-electric, clean-energy sourced transportation infrastructure. Vehicles are privately or publicly owned and operated. The singular Overland Skyway supports all categories of inter-modal transportation, offering a number of benefits:

- Overland provides an overwhelming motivation for vehicle owners to purchase electric vehicles.
- On the skyway, on-demand ride-sharing vehicles will be able to earn greater revenue, while riders arrive faster and for a lower cost.
- Overland will be optimized for efficiency and is a pollution free system.
- Vehicles on the skyway are protected from all the vehicle hazards and issues that are inherent to roadway travel.

The transportation infrastructure industry is one with high barriers to entry. Very few investors are investing in futuristic or advanced infrastructure technology. We believe Investors have preconceived ideas about transportation infrastructure because of how it is currently perceived. Any company wanting to enter the transportation infrastructure industry has to first come up with a viable transportation concept & patent protection. Overlands goal is to create a high barrier to entry, for once Overland is implemented in an Urban area, it becomes extremely clear to other Urban centers that they should have cross-platform compatibility. We believe that it's unlikely adjacent cities in the same region would build competing systems, because it doesn't make sense for the consumers/citizens. Once Overland has built many systems, in many different urban areas, we believe that it is more likely to become the industry standard.



A more condensed 4-way intersection,
where vehicles will never have to cross the path of another vehicle.

Once systems are established in some cities, then other cities will feel compelled to use it to have compatibility.

We believe that states will need the skyway in order to remain competitive with other states.



Source: http://www.credenceresearch.com/report/transportation-management-systems-tms-market

We believe that a positive cash flow from established Overland infrastructure can be used to leverage the initial investment with a large share of debt and a minimal equity investment, if any at all.

The dynamics of an urban network are such that adding additional lengths of skyway to existing skyway brings more vehicles to the existing skyways from the new portion, and the new portion receives traffic from the existing portion. Once the expansion process is established we believe it will become a self-perpetuating process. **In our experience, at any given time there are always new infrastructure projects.**





Business Description & High-Level Plan:

Overland ATS LLC is a true startup. Any expenses from the past and up to the present are absorbed by WFK Associates, LLC. WFK & Associates LLC has exchanged its patents, technology, and accumulated expenses for 1 million Membership Units with a $1 par value. Then based on a valuation of $10/membership unit these shares are valued at $10 million. Two million total membership units have been authorized. Sometime in the future, additional units will be issued one time exclusively for key management personnel. This is equity participation to reward long-term achievements and to retain management. WFK & Associates and any related persons will not be allowed to participate.

Our plan at that point is for Overland ATS to become a CLOSED END investment, meaning that No further Membership Units would be authorized or issued after all 2,000,000 Membership Units have been issued (excluding the issuance of units for key management personnel). At this point, our plan is for outside investors to only have an opportunity to invest in Overland ATS by purchasing existing Membership Units.

Will Overland ever break this promise? Never say never is a relevant cliché. It is our intention, but if we are forced to do it because of some unseen change in circumstances.

You will be a minority membership unitholder, and our plan for the foreseeable future is for WFK & Associates to maintain control. We currently do not plan on Overland ATS LLC being acquired by another corporation.

To really learn all there is to know about Overland ATS would require several weeks of study. In this presentation, we can only address what we think you want to know. Ask questions because we always enjoy an opportunity to brag about our system.

Our current plan is that when Overland ATS LLC becomes profitable (if ever) the LLC election will be converted to a C Corp.

Overland ATS LLC estimates that it needs approximately $10,000,000 dollars to complete a proof of concept demonstration facility, including some cushion. We believe that the facility will be be able to stay within this projected budget.

Overland ATS LLC is restricted by Crowd Funding regulations to raising an Offering Maximum than $1,070,000 in this round. Afterward, Overland ATS LLC plans to initiate a subsequent Reg A+ offer to raise attempt to raise an additional $8,930,000 to bring total funding to approximately $10,000,000.

We believe that the initial $1,070,000 will enable Overland to develop an accurate skyway construction cost and begin consulting engineering to establish a cash flow. We believe that the additional $8,930,000 will enable Overland ATS LLC to purchase and construct a proof of concept facility.

Our plan is for the land and facility to be owned by a second corporate entity wholly owned and funded by Overland ATS LLC. This second corporate entity may authorize and issue additional shares to management and outside third party investors.

We believe that the entities that invest in and own the actual individual physical Overland Skyway Infrastructure Installations will usually be global investors, and that they would likely they would want to be passive investors. Our initial plan is to sell these systems to them and take no ownership, at early on. This may be subject to change upon adoption of the technology.

Our plan is for Overland ATS LLC to own all the technology, the plans, the rights, specifications, and bill of materials. Overland ATS LLC plans to form a general contracting entity to enter into a construction contract and to hire bonded contractors to provide steel fabrication, concrete structures, electronic components, and complete erection of the skyway.

A general contractor typically quotes a cost-plus price and a fixed overhead and profit fee. If it is 5% and 5% it means if total cost and contingency of a small system is $220 million the contract will be $244,444,000 with $12.2 million profit and $12.2 million overhead paid to Overland ATS.

We also plan to have a command and control entity that will operate the infrastructure; handle all the software, do all the billing, collection and distribution of toll revenue to the owner. Command and control may charge 3¢/vehicle mile to the vehicle owner.

We believe our expertise will allow Overland to provide electricity and insurance more economically than individual infrastructure owners. Each of these products are typically distinctive businesses requiring specialized expertise. Overland plans to create separate entities to provide electricity and vehicle insurance for all skyway networks.

Finally, there is the matter of vehicles. At least initially Overland ATS LLC plans to have standard chassis platforms designed with a variety of basic SUV bodies. Complete plans and component sourcing specified with negotiated prices. Overland plans to contract with manufacturers to build Overland's plans. Overland's plan is to contract with ride-sharing companies such as Uber and Lyft to purchase these vehicles. Overland intends to charge a royalty or marketing commissions as middlemen. Later on, we plan for vehicles will to be sold for leases and ownership.

We intend to create agreements between Overland ATS LLC and each additional entity which generates some form of revenue for Overland ATS LLC.

Analysis of Competitive Concepts

Overland is competing for investment funds with super-hyped transportation technology consisting of battery-powered electric cars, autonomous vehicles, and Hyperloop. All of these are very familiar to Overland ATS, but the general public only sees an occasional mention on television or in magazines.
This is a summary of Overland's own observation of some issues we think could be problems for these competitors in the future.

ELECTRIC VEHICLES
Electric powered vehicles have not been anywhere near as successful as the EPA expected. Overland believes that in part this is because electric powered vehicles present no advantages over gasoline-powered vehicles. Consumers are all too familiar with charging telephone batteries and running out of charge during significant conversations. EV batteries are expensive, require lengthy charging and lose their charge rapidly.[1] Charging is an issue for any trip that is anything more than local. Overnight charging is not available to multi-family residents who have no personal garage for charging. Public non-subsidized charging stations when available must charge 75¢/KWH[2] and more. This is more than twice the equivalent cost of gasoline. Charging stations still cannot be profitable at that price. Electric vehicles, in their present form, are simply not sustainable. Overland dual-mode electric vehicles provide overwhelming advantages to motivate the use of its electric vehicles.

AUTONOMOUS VEHICLES
The success of autonomous vehicles is grounded in the claim they will prevent traffic congestion and reduce accidents. Completely autonomous vehicles, currently not available, will have to fight traffic congestion along with manually operated vehicles.[3] Widespread use and fully operational vehicles are not expected for another 50 years.[4] Even then, despite the hype, autonomous vehicles will still sit at traffic signals, stop signs and wait for

pedestrians. Autonomous vehicles are likely to reduce accidents, but there is no indication they will ever be safe from malicious cyber-attacks.

Most significantly autonomous vehicles have no intrinsic ability to travel faster than today's traffic. Mixed in with a majority of manual vehicles they will be limited to existing traffic flow and traffic congestion. Autonomous vehicles will face the same limitations as manual vehicles in cities and on today's highway infrastructure. Autonomous vehicles cannot safely travel 150 MPH[5], maintain a constant speed, avoid having to stop, avoid pedestrians, pets, wild animals, intersections, flash flooding, snow, ice, hydroplaning, skidding, high jacking, and other issues while on a highway. Autonomous vehicles will be found most useful for providing first and last mile access to Overland Access Ramps. Overland vehicles will escape from traffic congestion and gridlock by traveling above the crowd.

HYPERLOOP

Hyperloop has generated an enormous amount of publicity even though it is still a pre-revenue concept. Hyperloop is pushing the technology envelope. Overland believes Hyperloop has several obstacles that are difficult to ignore.

Hyperloop can only load 60 vehicles per hour at best through the double airlock system recently demonstrated. At 50 persons per pod, this is 3,000 passengers per hour at maximum capacity.[6] This is nowhere near enough traffic to support operating expenses and reimburse the capital cost. By contrast, the Overland infrastructure can carry up to 26,800 individual private vehicles and many more passengers per hour.

The Hyperloop system may require 24 hours per day vacuum pumping to maintain the low pressure irrespective of traffic. If there is an onboard medical emergency there is no apparent way to get the affected passenger out of the tunnel until it reaches the other end. If an airlock is opened or the tunnel is punctured air will rush in and quickly every pod in the tube will likely stop with no way to get them out.

Hyperloop wants to haul freight. However, any single freight truck or shipping container must be unloaded and manually loaded into multiple pods on each end of the tunnel. This is a lengthy delay and significant additional cost. Freight also must displace passenger traffic.

Each Hyperloop tunnel begins at one place and can only end at one place. If the 3,000 maximum capacity is maintained for 10 hours per day the entire year there will be 11 million passengers traveling in each direction, or a total of 22 million passengers per year. By way of comparison, Orlando International Airport, the busiest in Florida, and 9th busiest in the U.S. handles about 45 million arrivals and departures per year. These passengers are traveling to and from hundreds of cities throughout the world and not just 2 cities.

The conclusion is that even if Hyperloop could increase maximum capacity there is not enough travel demand between any two cities. Traveling in a Hyperloop pod may feel like riding in the drum of a front loading washing machine. Some travelers may be disgusted by the thought of breathing recycled air that has just been in someone else's lungs and could contain contagious disease-carrying organisms. The fact is no surface vehicle has ever traveled 700 MPH before unless a rocket motor was attached to the back of it.

References

[1] Electric Car Batteries, Harrison Enright, Nov. 30, 2016, Stanford University 2016
[2] The Ultimate Guide to Electric Car Charging Networks, Fred Berman, Plugin Cars
[3] Intel Starts Testing Self-Driving Cars in Jerusalem, Megan Rose Dischay, Techcrunch, May 12, 2018
[4] You May Not Live Long Enough To Ride A Driverless Car, Jeremy Gelbart, April 1, 2017, Newsweek
[5] The Autonomous Car Company That's Selling Safety First, Max Chafkin, May 16, 2018, Bloomberg
[6] Hyperloop pictures illustrate an airlock at the end of the tube, a second airlock several feet further in, and a transition chamber in the middle for a pod. For a loaded pod to be launched into the Hyperloop the first airlock must open, the pod enter, the first airlock close, the second airlock closes, the cycle is ready to restart. The length of this cycle establishes the maximum capacity. The cycle may be several minutes. For example: Assume one (1) minute cycle time, 720 MPH cruise velocity, 50 passengers per pod, and 2400 miles tube length. In the one minute, a pod travels 12 miles in the tubes. There will be 12 miles separation between pods. With one minute cycle, the capacity is clearly 60 pods per hour and with assumed pod capacity that gives the 3000 passengers per hour.



January 2012

Overland ATS, LLC was Founded

Overland opened for business, and started registering patents for it designs.

January 2013

First Patent Issued

Overland secures it's first patent of 9 on the unique inter-modal skyway design. 2 Patents Pending.

March 2013

Invited to ITS World Congress

Invited to become a voting member of the International Transportation Systems World Congress

April 2013

Construction of Scale Model

Overland Constructed a 400LB Scale model for display, model moved on to University of Central Florida as an example of future transportation infrastructure

2013-2015

More Patents issued

Overland Secures the rest of the patents necessary for the intermodal skyway design.

March 2018

White Paper Published Online

We published our white paper on the design and development of the Overland ATS system! Check the "Press Section" for more!

April 2018

Awarded Top 10 Smart City Solutions Provider

May 2018

Overland launches StartEngine Campaign

Overland launches StartEngine Campaign to raise capital.

August 2018

Overland completes StartEngine campaign

Overland completes StartEngine campaign (Anticipated)

November 2018

Overland builds out their team

Overland will use the investment to build out an engineering team. (Anticipated)

January 2019

Overland DBA ITEA

Overland will open it's consulting wing DBA ITEA, or Integrative Transportation Enterprises Associates. (Anticipated)

January 2019

Overland moves to Central Florida

Overland starts construction on the test facility in Central Florida in order to prove the concept and attract Buyers and Investors. (Anticipated)

In the Press



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Meet Our Team




Waldemar (Wally) Kissel
CEO, Founder & President

Waldemar F. Kissel, Jr. is the founder of Overland ATS, has BSME degree from the University of Notre Dame, MBA Harvard Business School. Has 23 patents issued and several pending. Focus now is entirely on Overland ATS. Waldemar Kissel has worked in automotive, defense industry, modular housing and operated land development, general contracting, commercial development, television provider, telephone operator and internet service provider, also active in assorted investments. Developments include several luxury student apartment complexes. Wally has been the CEO and President of Cameo Development and WFK associates for 10+ Years. (March 2005 - April 2018) Waldemar Kissel applied his innovation skills in designing, developing, and marketing products that consumers wanted and were successful. Wally Founded Overland ATS in January 2012. He is the CEO, Founder and President of Overland ATS (January 2012 - April 2018) He is working on the company Full-Time. (Approx 50 HRS/week)



Connor James Kapoor
Director of Marketing, Modernization, Media Relations & Operations

Connor James Kapoor (MMMRO) is a college student and entrepreneur that is assisting Mr. Kissel in the design, marketing and launch of the Overland ATS Crowdfunding campaign and is also the Director of Modernization, Marketing and Media Relations for Overland ATS. Connor has been the CEO of Guardian Health Technologies, LLC (August 2017 - April 2018) and CloverFresh LLC (February 2015 - August 2017) within the Last 3 years, Both of which have helped him develop acute business skills at an early age. Connor Started part-time at Overland ATS in November of 2017 as the Director of Marketing, Modernization, Media Relations and Operations. (November 2017 - April 2018) (Approx. 20 HRS/week) HIs primary jobs include Marketing and Operations.









Scott Bruce
Accountant
Scott Bruce serves as the Accountant for Overland ATS.

Lynn M. Sanford
Executive Assistant
Lynn Sanford is the Executive Assistant to Wally Kissel

Rob Lash
Attorney
Rob Lash is the Attorney for WFK associates and Overland ATS

Offering Summary

Maximum 107,000* shares of Membership Units ($1,070,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,000 shares of Membership Units ($10,000)

Company	Overland ATS, LLC
Corporate Address	3600 NW 43rd ST. Suite C-1, Gainesville FL, 32606
Description of Business	Designing and Marketing the Overland Skyway - A new, inter-modal system of travel that utilizes high-speed autonomous vehicles and integrates seamlessly with existing road infrastructure.
Type of Security Offered	Membership Units
Purchase Price of Security Offered	$10/Unit
Minimum Investment Amount (per investor)	$250.00 USD

Perks*

250USD+ Swag bag with Overland ATS T-shirt and small Scale model, as well as a copy of our new white paper!

1,000USD+ Invited to Annual Presentation and Board Meeting at the Overland Test Facility

5,000USD+ Invited to Annual Event which will consist of Investors, Founders and Transportation Experts from every field.

10,000USD+ All Previous Perks and will receive confidential progress reports that will not be available to the public.

50,000USD+ All Previous Perks and will be invited to be a Technical Advisor

75,000USD+ All Previous Perks and will be invited as a member to the Executive Board of Directors.

100,000USD+ All Previous Perks and will be given the option to invest in additional finding rounds at a fixed rate.

*All perks occur after offering is completed

The 10% Bonus for StartEngine Shareholders

Overland ATS, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Membership Units at $10 / unit, you will receive 1 bonus unit, meaning you'll own 11 shares for $100.   Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

- [Narrator] The Overland Automated Transportation System looks at the problems of traffic congestion in America with a different perspective. Using the concept of integrated transportation engineering, takes into account the technological, environmental, social, cultural and transportation components. We have created the Intermodal Autonomous Transport Infrastructure that leads to the dual mode system of transportation. This consists of a six-foot-wide elevated skyway with a maximum capacity equivalent to 12 lanes of interstate highway. Intermodal skyways along congested urban arterial roads and gridlock by motor vehicles seamlessly accelerate up ramps onto the skyway at 150 miles per hour. Intermodal skyways remove traffic from overcrowded interstate highways where heavy freight vehicles can easily move up at a speed of 150 miles per hour without slowing down. The flanged wheel on the tire with fancy hubcap is called a bimodal wheel. This turns overland vehicles into dual mode vehicles that can operate either on the skyway or on ordinary roads. The electrified security rails will ensure a constant supply of electricity to the vehicle and the passengers. Eliminating battery consumption cost and stoppage time to recharge batteries. The vehicles will be securely attached to the skyway by a saddle which is the primary sensor and the right communication interface between each vehicle and the infrastructure operating controls, preventing it from all types of damages. This is the future of America. And it is ready to be implemented today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR

OVERLAND ATS L.L.C.

A MANAGER-MANAGED LIMITED LIABILITY COMPANY

ARTICLE I

Company Formation

1.1 **FORMATION**. The Members have formed a Limited Liability Company ("OVERLAND ATS") subject to the laws of the state in which it was formed. This operating agreement is entered into and effective upon adoption by the Member(s).

1.2 **REGISTERED AGENT**. The name and location of the Company's registered agent will be as stated in the formation documents.

1.3 **TERM**. The Company will continue perpetually unless,

    (a)   Members unanimously vote for dissolution; or

    (b)   An event occurs which causes the Company's business to become unlawful; or

    (c)   Any other event causing the Company's dissolution under state laws.

1.4 **CONTINUANCE OF COMPANY**. In the event of an occurrence described in ARTICLE 1.3(c), if there is at least one remaining

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Member, the Member has the right to continue the Company's business.

1.5 **BUSINESS PURPOSE**. The purpose of the Company is to conduct any and all lawful business appropriate in carrying out the company's objectives.

1.6 **PRINCIPAL PLACE OF BUSINESS**. The location of the Company's principal place of business will be as stated in the formation documents or as selected by the Managers.

1.7 **THE MEMBERS**. The name and residential address of each member are contained in Exhibit 2 attached to this Agreement.

1.8 **ADMISSION OF ADDITIONAL MEMBERS**. Members may only be admitted to the Company through issuance of a new interest in the company with simple majority written consent of the members or the sale of a member's current interest, except as otherwise expressly provided in the Agreement.

ARTICLE II

Capital Contributions

2.1 **INITIAL CONTRIBUTIONS**. The Members will contribute the Company's initial capital as described in Exhibit 3 attached to this Agreement. The agreed total value of such property and cash is $1,000,000.

2.2 **ADDITIONAL CONTRIBUTIONS**. Except as provided in ARTICLE 6.2, no Member is obligated to make any additional contribution to the Company's capital.

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ARTICLE III

Profits, Losses and Distributions

3.1 **PROFITS/LOSSES**. For financial accounting and tax purposes the Company's net profits or net losses will be determined annually. Profits and losses will be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Exhibit 2 as amended and in accordance with Treasury Regulation 1.704-1.

3.2 **DISTRIBUTIONS**. The Members may determine and distribute available funds annually or more frequently as the Members see fit. "Available funds" refers to the net cash of the Company available after expenses and liabilities, as determined by the Managers. Upon liquidation of the Company or of a Member's interest, distributions must be made according to the positive capital or pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b)(2). To the extent a Member has a negative capital account balance, there must be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV

Management

4.1 **MANAGEMENT OF THE BUSINESS**. The Company is managed by Managers. The name and residential address of each Manager is attached as Exhibit 1 of this Agreement. At least one Manager will be elected by a vote of the Members holding a majority of the capital interests in the Company, as set forth in Exhibit 2 and any amendments. One Manager will be elected by the Members as Chief Executive Manager. The Manager(s) may be Members or Non-Members. Changes or amendments to this agreement require approval of a simple majority of members.

4.2 **MEMBERS**. The liability of the Members is limited pursuant to applicable state law. Members that are not Managers may not take any part in the control, management, direction, or operation of the Company's affairs and have no power to bind the Company. The Members may advise the Managers, but Managers are not required to accept such advice. The Managers have the exclusive right to control and manage the Company. No Member will be an agent of any other Member of the Company solely by reason of being a Member.

4.3 **POWERS OF MANAGERS**. The Managers are authorized to make all decisions regarding the Company's operations and legal affairs, including but not limited to (a) the sale, development, lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's business.

4.4 **CHIEF EXECUTIVE MANAGER**. The Chief Executive Manager has primary responsibility for managing company operations and for carrying out the decisions of the Managers.

4.5 **NOMINEE**. Title to the Company's assets will be held in the Company's name or in the name of any nominee that the

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Managers may designate. The Managers will have power to enter into a nominee agreement with any person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

4.6 **COMPANY INFORMATION**. Upon request, the Managers will supply to any member, information regarding the Company or its activities. Any Member or a member's authorized representative may access, inspect, and copy all books, records and materials in the Manager's possession regarding the Company or its activities. These rights may be exercised at the requesting Member's expense.

4.7 **EXCULPATION**. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members, will not subject the Managers to any liability.

4.8 **INDEMNIFICATION**. The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a Member of the Company, employee, or agent of the Company, or is or was serving at the request of the Company. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" does not imply that the party did or did not act in good faith and in a manner which he/she reasonably believed to be lawful and in the best interest of the Company.

4.9 **RECORDS**. The Managers must keep the following at the company's principal place of business:

(a) A copy of all formation documents, the operating agreement, and any amendments;

(b) A current list of the full name and the last known street address of each Member;

(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years;

(d) Copies of the company's financial statements for the three most recent years.

ARTICLE V

Compensation

5.1 **MANAGEMENT FEE.** Any Manager rendering services to the Company is entitled to compensation equal to the value of those services.

5.2 **REIMBURSEMENT.** The Company will reimburse the Managers or Members for all direct out-of-pocket expenses incurred in managing the Company.

ARTICLE VI

Bookkeeping

6.1 **BOOKS**. The Managers will keep complete and accurate accounting of the Company's affairs at the Company's principal place of business or other location agreed upon by the Managers. The Managers will choose the method of accounting and the Company's accounting period will be the calendar year.

6.2 **MEMBER'S ACCOUNTS.** The Managers must maintain separate capital and distribution accounts for each member. Each member's capital account must be determined and maintained in the manner set forth in Treasury Regulation

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1.704- l(b)(2)(iv) and will consist of the member's initial capital contribution increased by:

(a) Any additional capital contribution made by the member;

(b) Credit balances transferred from the member's distribution account to the member's capital account; and decreased by:

(1) Distributions to the member in reduction of Company capital;

(2) The Member's share of Company losses if charged to the Member's capital account.

6.3 **REPORTS**. When the Managers close the books at the close of each calendar year, the managers will prepare and send to each member, a statement of that Member's distributive share of income and expense for income tax reporting purposes.

ARTICLE VII

Transfers

7.1 **ASSIGNMENT**. If a Member proposes to sell, assign or otherwise dispose of all or part of the Member's interest in the Company, he or she must comply with the following procedures:

(a) First make a written offer, including the price, to sell such interest to the other Member(s). The exiting Member may only advertise the sale if the other Members decline or fail to elect such interest within 60 days after the offer.

(b) If the exiting member has a buyer of interest, the other current member(s) have first right of refusal to purchase the exiting members interest for the agreed purchase price. If

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there is more than one current remaining member, the remaining members may combine funds to purchase the exiting members interest. The exiting member must show that potential purchaser has full certified funds, or the ability to get full certified funds before 60 day right of first refusal period ends.

(c) A simple majority of current members must approve the sale of exiting members' interests to grant full membership benefits and functionality to the new member. If the current remaining members do not approve the sale, the purchaser or assignee will have no management or voting rights. The purchaser or assignee is only entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. The exiting member must disclose to the buyer or assignee if the current members will not approve the sale.

7.2 **VALUATION OF EXITING MEMBERS INTEREST**. If a member wants to exit the LLC, and does not have a buyer of its membership interest, exiting member will assign its interest to current members according to the following procedures: In this article 7.2 "current members" will always refer to a simple majority in all approvals.

(a) A value must be placed upon this membership interest before assigned.

(b) If the exiting member and the current members do not agree on the value of the membership interest, the exiting member must pay for a certified appraiser to assess the company's value. The appraiser will assign the exiting members' interest a value according to the exiting members' interest percentage.

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(c) The current members must approve the certified appraiser used by exiting member. Current members have 30 days to approve the exiting members certified appraiser. If current members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to appraise the company. Current members may not stall the process by disapproving all certified appraisers.

(d) When a certified appraiser places a value on the company, a value will be placed on the exiting members' interest according to exiting members' percentage of membership interest.

(e) If current members disagree with the value placed on exiting members' interest, current members must pay for a certified appraiser to value the company and the exiting members' interest according to the same terms.

(f) Current members' appraisal must be completed within 60 days or right of current members to dispute the value of exiting member's interest expires.

(g) Upon completion of current members' appraisal, the exiting member must approve the value placed on exiting members' interest. Exiting member has 30 days to approve this value.

(h) If the exiting member does not approve the current members' appraised value, then the value of the company will be determined by adding both parties' appraised values, then dividing that value in half, creating the value of the exiting members' interest.

7.3 **DISTRIBUTION OF EXITING MEMBERS INTEREST.** Upon determination of exiting members' interest value, the value will be

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a debt of the company. The exiting member will only be able to demand payment of this debt at dissolution of the company or by the following method:

(a) The company will make timely payments.

(b) The company will only be required to make payments towards exiting member's debt if the company is profitable and passes income to current members.

(c) The company must make a debt payment to the exiting member if the company's income surpassed 50% of the total determined value of the exiting members' interest in one taxable year. (Example: If exiting members' value was $100,000 and current member(s) received over $50,000 taxable income in the taxable year, the LLC would owe a debt payment to exiting member. If current member(s) only received $40,000 in passed income, there would be no payment due.)

(d) The debt payment must be at least 10% of the value of the passed income to current members.

(e) The company must make payment to exiting member within 60 days of the end of the company's taxable year.

(f) The payment schedule will continue until the exiting member's debt is paid.

(g) If the company dissolves, the exiting member will be a Regular debtor and payment will follow normal dissolution payment statutes.

(h) The exiting member's value of membership interest assigned current members may NOT accrue interest.

(i) The company may pay the amount owed to the exiting member at any time.

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ARTICLE VIII

Dissolution

8.1 **DISSOLUTION**. The Member(s) may dissolve the LLC at any time. The Member(s) may NOT dissolve the LLC for a loss of membership interests. Upon dissolution the LLC must pay its debts first before distributing cash, assets, and/or initial capital to the Member or the Members interests. The dissolution may only be ordered by a unanimous vote of Member(s), not by the owner of the Member's interests.

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CERTIFICATION OF MEMBERS

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by each member, the agreement consisting of 15 pages, constitutes, together with Exhibit 1, Exhibit 2 and Exhibit 3, the Operating Agreement of OVERLAND ATS L.L.C., adopted by the members as of JANUARY 31, 2018.

Members

WFK & Associates L.L.C.
By Managing Member

Waldemar F. Kissel, Jr.

Signature Waldemar F. Kissel, Jr.

Percent: **100%**

EXHIBIT 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR

OVERLAND ATS, L.L.C.

LISTING OF MANAGERS

By a majority vote of the Members the following Managers were elected to operate the Company pursuant to ARTICLE 4 of the Agreement:

Waldemar F. Kissel, Jr.

WALDEMAR F. KISSEL, JR.
Chief Executive Manager
3129 NW 57th Terrace
Gainesville, FL 32606

Waldemar F. Kissel, Jr.

WALDEMAR F. KISSEL, JR.
Manager (PRIMARY)
3129 NW 57th Terrace
Gainesville, FL 32606

The above listed Manager(s) will serve in their capacities until they are removed for any reason by a majority vote of the Members as defined by ARTICLE 4 or upon their voluntary resignation.

Signed and agreed this __31__ day of __JANUARY__, 2018 by Waldemar F. Kissel, Jr. as Managing Member, WFK Associates, L.L.C.

Waldemar F. Kissel, Jr.

Waldemar F. Kissel, Jr.
Managing Member

EXHIBIT 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR

OVERLAND ATS, L.L.C.

LISTING OF MEMBERS

As of this _31_ day of _JANUARY_ , 2018 the following is a list of Members of the Company:

Waldemar F. Kissel, Jr

WFK & ASSOCIATES L.L.C.
Waldemar F. Kissel, Jr.
3129 NW 57th Terrace
Gainesville, FL 32606

Percent: 100%

Authorized by Member(s) to provide Member Listing as of this _31_ day of _JANUARY_ , 2018.

Waldemar F. Kissel, Jr.

Waldemar F. Kissel, Jr.

EXHIBIT 3

LIMITED LIABILITY COMPANY OPERATING AGREEMENT FOR

OVERLAND ATS, L.L.C.

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be $1,000,000. The description and each individual portion of this initial contribution is as follows:

WFK & ASSOCIATES L.L.C. 1,000,000 Member Units at $1 Par Value	$1,000,000

Signed and Agreed this 31 day of JANUARY, 2018.



Waldemar F. Kissel, Jr.
WFK & Associates L.L.C.
By Waldemar F. Kissel, Jr.
Managing Member